UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha KADOKAWA CORPORATION
(Name of Subject Company)
KADOKAWA CORPORATION
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
DWANGO Co., Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))
Akira Watanabe Director, Executive Deputy General Manager KADOKAWA CORPORATION 2-13-3 Fujimi, Chiyoda-ku, Tokyo 102-8177 JAPAN +81-3-3238-8732
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:
Theodore A. Paradise, Esq. Davis Polk & Wardwell LLP Izumi Garden Tower 6-1, Roppongi 1-chome Minato-ku, Tokyo 106-6033, Japan +81-3-5574-2600
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit I-1: Correction: Notice of partial correction of “Notice of execution of integration agreement between KADOKAWA CORPORATION and DWANGO Co., Ltd. and preparation of share transfer plan” dated July 1, 2014.

Item 2.  Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)      Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on May 15, 2014.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yuriya Komatsu
(Signature)
Yuriya Komatsu Chief Financial Officer DWANGO Co., Ltd.
(Name and Title)
July 7, 2014
(Date)